NEOGENOMICS, INC.
12701 COMMONWEALTH DRIVE, SUITE 9
FORT MYERS, FLORIDA 33913

June 15, 2010

VIA EDGAR

United States Securities And Exchange Commission
100 F Street, North East
Mail Stop 3561
Washington, D.C.  20549

Attention:	John Reynolds, Assistant Director
Blaise Rhodes, Staff Accountant
Brian Bhandari, Accounting Reviewer
Janice McGuirk, Examiner
Pam Howell, Legal Reviewer

Re:	NeoGenomics, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 29, 2010
File No. 333-72097

Ladies and Gentlemen:

The Company confirms receipt of the letter dated June 4, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.  We are responding to the Staff’s comments as set forth below.  The Staff’s comments are set forth below in bold, followed by the Company’s response..

Part III.

General

COMMENT #1:
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE:
The Company respectfully directs the Staff’s attention to the Commission’s Final Rule regarding Proxy Disclosure Enhancements [Release Nos. 33-9089; 34-61175; IC-29092; File No. S7-13-09] issued on December 16, 2009 (the “Release”).  The discussion of Item 402(s) of Regulation S-K in the Release includes the following on page 16:

June 15, 2010

“Consistent with the approach taken in the proposals, smaller reporting companies will not be required to provide the new disclosure, even though the new rule will not be part of CD&A. At this time, we believe that such companies are less likely to have the types of compensation policies and practices that are intended to be addressed in this rulemaking.”

The Company further directs the Staff’s attention to Item 402(l) of Regulation S-K which provides that”

 “A registrant that qualifies as a “smaller reporting company,” as defined by Item 10(f) (§229.10(f)(1)), may provide the scaled disclosure in paragraphs (m) through (r) instead of paragraphs (a) through (k) and (s) of this Item.”

The Company is a smaller reporting company and as a result concluded that the disclosure specified in Item 402(s) of Regulation S-K was not required.

Item 9 A(T). Controls and Procedures — Evaluation  of Disclosure Controls and Procedures, page 73

COMMENT #2:
You indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  Please confirm to us that you will disclose in future Exchange Act filings that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures.

RESPONSE:
The Company confirms that in future Exchange filings it will disclose, as appropriate, that the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective at a reasonable assurance level.

June 15, 2010

Item 10.  Directors, Executive Officers and Corporate Governance (page 76)

COMMENT #3:
In future filings, please provide a discussion of the experience, qualifications, attributes or skills of each director and person nominated to become a director that led to the conclusion that the person should serve as a director in light of the company’s business and structure.  In your response letter, please provide us with a draft of your proposed disclosure.  Please refer to Item 401(e) of Regulation S-K.  Such information should be provided on an individual basis.  For general guidance please refer to Question 116.05 of the Compliance and Disclosure Interpretations.

RESPONSE:
The Company confirms that in future filings it will provide, as appropriate, a discussion of the experience, qualifications, attributes or skills of each director and person nominated to become a director that led to the conclusion that the person should serve as a director in light of the Company’s business and structure.  The following is a draft of the Company’s proposed disclosure:

Director Experience, Qualifications, Attributes and Skills

The following is a summary of some of the experience, qualifications, attributes and skills that led the Company’s Board of Directors to conclude that such person should serve as a director at the time that this filing is made with the Securities and Exchange Commission, in light of the Company’s business and structure.  This information supplements the biographical information provided above.

•
Douglas M. VanOort, Chairman of the Board of Directors and Chief Executive Officer. Mr. VanOort has significant experience in the laboratory industry including experience obtained as Chairman of the Board of Directors and Chief Executive Officer of the Company and as Senior Vice President Operations for Quest Diagnostics, Incorporated.  Mr. VanOort also has significant financial experience having served as Executive Vice President and CFO of Corning Life Sciences, Inc. and as an Operating Partner with Summer Street Capital Partners and a Founding Partner of Conundrum Capital Partners. Mr. VanOort is also an experienced executive officer and manager as illustrated by the the above described positions and others included in the biographical information provided above.

•
Robert P. Gasparini, President and Chief Science Officer, Board Member.  Mr. Gasparini has a long and distinguished career in genetics in both a commercial setting and academe.  His service at NeoGenomics and with U.S. Labs has given him experience in sales and marketing, business development, technology development and laboratory operations in a high complexity setting.

•
Steven C. Jones, Executive Vice President of Finance, Board Member, and Chairman of the Compliance Committee.  Mr. Jones has a background in investment banking and in investing in the healthcare industry. Mr. Jones provides valuable experience to NeoGenomics with respect to investor relations and business financing.  He has experience as CFO of NeoGenomics and of various public and private companies.

June 15, 2010

•
Michael T. Dent M.D., Board Member.  Dr. Dent is the founder of the Company and his experience in Obstetrics and Gynecology give him valuable insight into the physician market.  He is the only medical doctor on our Board of Directors. His experience with running a laboratory information system business also provides insight into technology that may be utilized by the Company.

•
George G. O’Leary, Board Member and Chairman of the Audit Committee. Mr. O’Leary currently runs his own consulting company, SKS Consulting of South Florida Corp., where he advises multiple businesses in a CEO or CFO capacity.  He has had experience as a CEO, President, CFO, and COO of various companies and has public accounting experience.  Mr. O’Leary has a track record of growing and managing profitable businesses and has the financial knowledge to act as the Company’s audit committee financial expert and Chairman of the Audit Committee.

•
Peter M. Petersen, Board Member. Mr. Peterson has significant experience in capital management, investment banking and in financial management, including prior experience with 14 clinical laboratories.  Mr. Petersen also has knowledge and experience in working with institutional investors.

•
Marvin E. Jaffe, Board Member.  Mr. Jaffe spent his entire working career in the pharmaceutical industry and has experience in the development of new drugs and biologics.  Mr. Jaffe provides valuable knowledge of health related subjects, guidance on new technologies and overall general business acumen.

•
William J. Robison, Board Member and Chairman of the Compensation Committee.  Mr. Robison spent his entire 41 year career with Pfizer which included positions in the sales organization and as Senior Vice President and President of various business units within Pfizer.  Mr. Robison has extensive health care knowledge and offers valuable insight and recommendations with respect to managing our sales-force and our compensation plans.

Outstanding Equity Awards at Fiscal Year End, (page 80)

COMMENT #4:
In future filings, please disclose the aggregate grant date fair value of the option awards as computed in accordance with FASB Accounting Standards Codification Topic 718.  See Item 402(r)(2)(iv) of Regulation S-K.

RESPONSE:
The Company confirms that in future filings it will disclose the aggregate grant date fair value of the option awards in accordance with FASB Accounting Standards Codification Topic 718 and Item 402(r)(2)(iv) of Regulation S-K.

June 15, 2010

Part IV

Item 15. Exhibits

COMMENT #5:
We note that exhibits 10.24, 10.25, 10.26, 10.27, 10.32, 10.35, 10.36, 10.38, 10.39, 10.41, and 10.42 to the Form 10-K and Exhibit 10.44 to the Form 10-Q for the quarter ended March 31, 2010 have omitted certain schedules, attachments, or exhibits.  Please file with your next periodic report these exhibits in their entirety as required by to Item 601(b)(10) of Regulation S-K or advise.

RESPONSE:	The Company acknowledges the Staff’s comment and intends to file the above referenced exhibits in their entirety in the Company’s next periodic report.

The Company acknowledges that:

■	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Clayton Parker, Esq. at (305) 539-3300 or myself at (239) 768-0600.

Thank you very much for your consideration of this response.

Very truly yours,

/s/ Douglas VanOort
Douglas VanOort
Chief Executive Officer